



# 2008 Annual Report

# Feeding the World!

# Financial Highlights

| Years ended March 31, | 2008 | 2007 | Increase (Decrease) |
|---|---|---|---|
| Net sales | $1,080,724,000 | $1,024,853,000 | 5.5% |
| Net earnings (see note) | 8,019,000 | 32,067,000 | (75.0) |
| Stockholders' equity | 279,430,000 | 273,571,000 | 2.1 |
| Diluted earnings per share (see note) | $ 0.65 | $ 2.63 | (75.3) |
| Total stockholders' equity per equivalent common share | 22.86 | 22.39 | 2.1 |

Note: During 2008, the Company changed its inventory valuation method from FIFO (first-in, first-out) to LIFO (last-in, first-out) which reduced net earnings by $18.3 million or $1.49 per diluted share.

# Description of Business

Seneca Foods Corporation conducts its business almost entirely in food processing, which currently contributes about 99% of the Company's sales. Canned vegetables represent 76% of the food processing volume. Fruit products account for 20% of food processing volume. Frozen vegetables represent 4% of food processing volume.

Approximately 10% of the Company's food products were packed under its own brands including Seneca®, Libby's®, Aunt Nellie's Farm Kitchen®, Stokely's®, Read®, Festal®, and Diamond A®. About 47% of the processed foods were packed under private labels and 24% sold to institutional food distributors. The remaining 19% was sold under an Alliance Agreement with General Mills Operations, Inc.

Marion, New York
June 13, 2008

# To Our Shareholders

Fiscal 2008 was a successful year as we navigated our way through a very challenging cost environment to earn record results for the company for a third year in a row. Seneca reported net earnings of $8,019,000 or $0.65 per share on sales of $1,080,724,000. These results reflect the Company's decision to adopt the LIFO (last-in, first-out) method of inventory accounting. If Seneca had remained on a FIFO (first-in, first-out) method of inventory accounting, the pre-tax results less non-operating gains and losses would have been an all time record of $42,644,000, up from $40,009,000 the prior year. The decision to adopt the LIFO method of inventory accounting reduced our pre-tax earnings by $28,165,000, which in turn reduced our 2008 tax liability by $9,858,000 at the statutory rate. We believe this decision is prudent in today's current inflationary environment as it enables Seneca to better match current costs with current revenues and improve our cash position.

The current inflationary environment is primarily due to major increases in the costs of produce, steel and fuel. As the field corn and soybean futures markets soared last year due to demand from bio-fuels, Seneca had to remain competitive with these alternatives in order to maintain our grower base. In addition, tin-plated steel used to make our cans, and fuel used in many different areas of our business had double digit percentage cost increases due to rising global demand for these resources.

Seneca's strategy in the face of massive inflation is to continue to invest our cash flow back into the business to help offset the rising costs through cost saving initiatives. Over the past several years, we have invested heavily in our can-making operations, numerous plant automation projects to reduce reliance on seasonal labor, and in our seed operations. We also re-emphasized our continuous improvement program where our employees participate in developing cost savings initiatives. In order to ensure that our products remain a value proposition to consumers, we will continue to invest in cost savings initiatives wherever possible.

Meanwhile, our sales organization has been tasked with working with our customer base to explain the cost pressures, and raising prices to maintain our margins. For many years, canned fruits and vegetables prices were stable as costs stayed relatively flat and the industry had plenty of inventories. Over the past few years, we have had no choice but to take price advances as inventory levels have tightened due to strong sales.

Looking to the current year, we forecast more of the same as commodity prices have continued to climb ever higher. Corn, soybeans, and wheat all kept moving higher reaching new record highs this Spring as our Field Department attempted to contract acreage. This has forced us to move further away from our plants to find acreage, contract additional double cropping of acreage, and pay the farmers much more for crops. Oil and natural gas prices have also continued to climb, which impact our harvesting, crop hauling, plant processing and shipping costs. Finally, steel suppliers instituted another major price advance impacting the cost of our cans.

In addition to the cost pressures outlined above, our fruit business is also facing an additional set of rising costs, many of which are due to the pressures of population growth. The California fruit and tomato industry was pushed by population growth from the coast to the Central Valley region in the 1960s and now, some 40 years later, those same population pressures have reached the Central Valley. Higher water, electrical and environmental costs, combined with some of the nation's highest wage and benefit rates, make the fruit industry vulnerable to foreign competition. We continue to work with the grower community on these issues as we all have a stake in the outcome.

Despite all of these challenges, we believe that Seneca is well positioned to benefit from today's environment. The weak U.S. dollar is helping us grow our already substantial export business in canned vegetables. As the cover of this annual report shows, we are currently shipping our products to dozens of countries all over the globe. As the global economy grows, demand for our products will also grow.

At the same time here at home, our canned food products are generally considered staple items, and therefore recession proof. We should benefit from the Federal Government's increased emphasis on getting more fruits and vegetables into the diets of our nation's children. This is evidenced by the new Farm Bill's strong funding support for the school lunch program and food banks, as well as the USDA's addition of fruits and vegetables to its Woman and Infant Children's (WIC) Feeding Program. Our products are ideally suited to serve all of these programs.

Additionally, we have successfully developed new ways of reaching consumers with our products. Seneca was the first national company to roll out a full line of canned organic seasonal vegetable products under our Libby label as well as private label. We are a fully integrated organic processor owning over 1,100 acres of organically certified farmland which we farm and from which we ship the produce to three organically certified processing plants. We have also invested in processing and packaging equipment in several facilities which will enable us to launch new products in new types of packaging to reach consumers that may not currently be purchasing canned products.

Our Alliance with General Mills, now heading into its 14th processing season, remains strong. Over the past 13 years, Seneca has produced over 325 million cases of vegetables for General Mills' Green Giant brand making it by far the largest and longest lasting such arrangement in the industry. While the volumes have softened over the last few years, the Alliance is an important part of our vegetable business, contributing over $201 million in sales in fiscal 2008. Given General Mills' reputation for selling top quality products under its iconic brands, their longstanding support of the Alliance is a good indication of the strength of Seneca's commitment to quality.

In fact, food quality and food safety is the highest priority for our company. After several high profile recalls by food companies, our consumers, our retail and food service customers, and state and federal regulators are all demanding more and better information about the quality and safety of the food supply. To give you some perspective, Seneca's customer information requests and plant audits grew from 193 in 2003 to 2,835 last year. This avalanche of requests for information has required us to invest in both people and software to handle the work. Overall, we work hard to ensure that our products meet public health standards, that our customers are comfortable putting their labels on our products, and that we exceed consumer quality expectations. Our work here is never done.

In summary, despite many obstacles, fiscal 2008 was a successful year with a record performance. As we look to the future, we are well positioned for continued success thanks to the over 3,000 American farmers who supply us the fruits and vegetables from their orchards and fields, and to our experienced work force who manufacture those fruits and vegetables into several billion servings of canned and frozen products that are enjoyed throughout the year by families around the world and here at home.

Chairman        President & Chief Executive Officer

2

# Five Year Selected Financial Data

**Summary of Operations and Financial Condition**
(In thousands of dollars, except per share data and ratios)

| Years ended March 31, | 2008 | 2007(a) | 2006 | 2005 | 2004(b) |
|---|---|---|---|---|---|
| Net sales | $1,080,724 | $1,024,853 | $883,823 | $864,274 | $890,850 |
| Operating income before interest and other expense (income), net (d) | $ 32,622 | $ 60,945 | $ 52,357 | $ 24,868 | $ 36,476 |
| Interest expense, net | 18,143 | 20,936 | 15,784 | 16,592 | 16,135 |
| Net earnings (d) | 8,019 | 32,067 | 21,993 | 7,907 | 12,941 |
| Basic earnings per common share (d) | $ 0.66 | $ 2.65 | $ 1.97 | $ .71 | $ 1.18 |
| Diluted earnings per common share (d) | 0.65 | 2.63 | 1.96 | .70 | 1.17 |
| Working capital | $ 370,102 | $ 334,455 | $229,510 | $205,430 | $187,764 |
| Inventories | 395,739 | 380,487 | 318,770 | 294,470 | 270,283 |
| Net property, plant, and equipment | 183,051 | 172,235 | 148,501 | 163,290 | 181,907 |
| Total assets | 672,073 | 626,715 | 535,144 | 524,495 | 533,903 |
| Long-term debt and capital lease obligations | 250,039 | 210,395 | 142,586 | 154,125 | 160,987 |
| Stockholders' equity | 279,430 | 273,571 | 217,779 | 195,809 | 190,249 |
| Additions to property, plant, and equipment | $ 32,853 | $ 21,627 | $ 11,906 | $ 14,415 | $ 23,109 |
| Net earnings/average equity | 2.9% | 13.1% | 10.6% | 4.1% | 7.4% |
| Earnings before taxes/sales | 1.4% | 4.4% | 4.0% | 1.4% | 2.3% |
| Net earnings/sales | 0.7% | 3.1% | 2.5% | 0.9% | 1.5% |
| Long-term debt/equity (c) | 89.5% | 76.9% | 65.5% | 78.7% | 84.6% |
| Total debt/equity ratio | 1.4:1 | 1.3:1 | 1.5:1 | 1.7:1 | 1.8:1 |
| Current ratio | 4.3:1 | 3.9:1 | 2.5:1 | 2.3:1 | 2.2:1 |
| Stockholders' equity per common share | $ 27.66 | $ 26.93 | $ 23.89 | $ 20.77 | $ 19.97 |
| Class A Global Market System closing price range | 30.40-19.25 | 30.84-19.67 | 21.00-15.51 | 20.00-16.75 | 21.97-16.20 |
| Class B Global Market System closing price range | 30.96-20.50 | 32.25-20.00 | 20.77-16.00 | 19.45-16.99 | 22.88-16.85 |
| Common cash dividends declared per share | - | - | - | - | - |
| Price earnings ratio | 32.0 | 10.3 | 10.1 | 23.8 | 16.0 |

(a) The fiscal 2007 financial results include eight months of operating activity related to the Signature Fruit acquisition (See Note 2, Acquisition in the Consolidated Financial Statements).

(b) The fiscal 2004 financial results include ten months of operating activity related to the Chiquita Processed Foods acquisition.

(c) The long-term debt to equity percentage for fiscal 2008 and 2007 includes the Revolving Credit Facility as discussed in Note 4, Long-Term Debt. If calculated on a comparable basis to fiscal 2008 and 2007, the 2006, 2005, and 2004 percentages would be 91.7%, 109.7%, and 115.3%, respectively.

(d) The effect of changing to the LIFO inventory valuation method in fiscal 2008 was to reduce operating earnings by $28.2 million and net earnings by $18.3 million or $1.50 per share ($1.49 diluted).

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## OVERVIEW

### Our Business

Seneca Foods is the world's leading producer and distributor of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. During 2008, canned vegetables represented 76% of the Company's sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. The Company also supplies canned and frozen vegetable products to General Mills Operations, Inc. ("GMOI") under an Alliance Agreement. In addition, the Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

During 2007, the Company acquired Signature Fruit Company, LLC, located in Modesto, California, which is a large producer of canned fruits. See "The Acquisition" below for details.

With this acquisition, the Company has become a leading producer and distributor of canned fruits. Canned fruit products are sold nationwide in a variety of markets. In 2008, canned fruits represented 18% of the Company's sales. The Company maintains a number one position in the food service and export markets, a number two position in the private label market, and a number three position in the branded canned fruit market.

Currently, our business strategies are designed to maintain our market share and enhance our sales and margins and include: (1) position the Company as the low-cost, high quality producer of canned fruit and vegetables through the elimination of costs from our supply chain and investment in state-of-the-art production and logistical technology; (2) drive growth in earnings through the use of cash flow to de-leverage the balance sheet; and (3) focus on our growth segments to capitalize on their higher expected returns.

### The Acquisition

On August 18, 2006, the Company completed its acquisition of 100% of the membership interest in Signature Fruit Company, LLC ("Signature") from John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company. The rationale for the acquisition was twofold: (1) to broaden the Company's product offerings into the canned fruit business; and (2) to take advantage of distribution efficiencies by combining vegetables and fruits on shipments since the customer base of the two companies is similar. The purchase price totaled $47.3 million plus the assumption of certain liabilities.

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company's Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company's Class A Common Stock on a one-for-one basis subject to antidilution adjustments. The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition.

### Purchase Price Allocation

The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired. The purchase price of $47.3 million was calculated as follows (in millions):

| | |
|---|---|
| Cash | $ 20.0 |
| Issuance of convertible preferred stock | 25.0 |
| Closing costs | 2.3 |
| Purchase price | $ 47.3 |

The total purchase price of the transaction has been allocated as follows:

| | |
|---|---|
| Current assets | $131.6 |
| Property, plant and equipment | 26.1 |
| Other assets | 2.3 |
| Current liabilities | (59.2) |
| Long-term debt | (45.5) |
| Other non-current liabilities | (8.0) |
| Total | $ 47.3 |

### Restructuring

In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1.8 million consisting of a provision for future lease payments of $1.3 million, a cash severance charge of $0.4 million, and a non-cash impairment charge of $0.1 million. In 2007, the Company completed construction of a $4.8 million warehouse in Payette, Idaho to replace this Salem, Oregon leased distribution facility. The lease on the Salem warehouse expired in February 2008. During 2008, the non-cash impairment charge was increased by $0.1 million related to this Salem warehouse.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. Fiscal 2006 represented the final year of operation for the Dayton, Washington facility. The Company and GMOI negotiated a definitive agreement to close this facility. Under the terms of the agreement, costs incurred by the Company related to the asparagus production prior to March 31, 2006 were paid by GMOI. The Company retains ownership of the real estate associated with the Dayton facility, and it is being used as part of

the Company's seed milling operations. In addition, the manufacturing equipment of the Dayton facility was either conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of its secured subordinated promissory note with the Company by $0.5 million to $42.6 million, which represented the net book value of the equipment conveyed to GMOI or salvaged.

In March 2008, the Company contributed its Coleman, Wisconsin plant to a not-for-profit corporation specializing in real estate and recorded a non-cash impairment charge of $0.4 million. This plant had been idled in fiscal 2005.

## Divestitures and Other Real Estate Sold

During 2006, the Company sold a previously closed corn processing facility in Washington for $0.5 million in cash and a $3.6 million note which carried an interest rate of 8% and was due in full on May 14, 2007. This note was secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $0.4 million of the gain was included in Other Expense (Income), net and an additional $2.8 million of the gain on this sale was deferred in Other Long-Term Liabilities. During 2007, the Company collected the note prior to the original due date and recorded a gain on the sale of $2.8 million, which is included in Other (Income) Expense. During 2006, the Company sold a warehouse location in Oregon, which resulted in cash proceeds of $0.6 million and a pre-tax gain of $0.5 million. This gain was included in Other (Income) Expense, net.

During 2007, the Company sold a plant and warehouse located in California that was acquired in the Signature acquisition, which resulted in cash proceeds of $27.8 million. There was no gain or loss recorded on this sale since the property was valued at the net proceeds as part of the purchase price allocation.

## Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on our debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts under our revolving credit facility are our primary sources of liquidity.

## Revolving Credit Facility

On August 18, 2006, in connection with the Signature acquisition, the Company entered into a $250.0 million five-year floating rate secured revolving credit facility (the "Revolver") with several lenders, under which $99.3 million was initially borrowed to pay off the prior revolver balance. As of March 31, 2008, the outstanding balance on the Revolver was $107.7 million. In order to maintain availability of funds under the facility, we pay a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company's accounts receivable and inventory and contains financial covenants and borrowing base requirements. The Revolver is used to fund capital expenditures, acquisitions and our seasonal working capital needs, which are affected by the growing cycles of the vegetables and fruits we process. The vast majority of fruit and vegetable inventories are produced during the harvesting and packing months of June through November and depleted through the remaining six months. Payment terms for raw fruit and vegetables are generally three months but can vary from a few days to seven months. Accordingly, our need to draw on the Revolver may fluctuate significantly throughout the year. The final maturity date of the Revolver is August 18, 2011.

We believe that cash flows from operations and availability under our Revolver will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

## Long-Term Debt

The Company has two major long-term debt instruments: 1) a $60.9 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is payable in installments through 2014; and 2) a $35.6 million secured note payable to GMOI, with an interest rate of 8%, which is payable in installments through 2010. In addition, the Company has two mortgages. The Company did not issue any significant long-term debt in 2008. During 2007, the Company issued a mortgage note to GE Capital for $23.8 million with an interest rate of 6.98% and a term of 15 years. The proceeds were used to pay down debt associated with the acquisition of Signature. The note is secured by a mortgage on a portion of the property in Modesto, California acquired via the Signature acquisition. The Company did not issue any significant long-term debt in 2006. The Company also has a number of industrial revenue bonds totaling $24.9 million.

At March 31, 2008, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are as follows (in thousands):

| | |
|---|---|
| 2009 | $ 10,160 |
| 2010 | 38,737 |
| 2011 | 114,251 |
| 2012 | 6,918 |
| 2013 | 12,463 |
| Thereafter | 77,670 |

## Restrictive Covenants

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional

indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. The Company's debt agreements also require us to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company's decision to adopt the last-in, first-out (LIFO) method of inventory accounting, effective December 20, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (FIFO) method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2008.

## Capital Expenditures

Capital expenditures in 2008 totaled $32.9 million and included $8.6 million in construction and equipment costs related to a heat processing system in Clyman, Wisconsin, $4.7 million of construction costs related to a warehouse project in Gillett, Wisconsin, $3.2 million for software and hardware costs related to implementing the SAP Enterprise Resource Planning System, together with equipment replacement and other improvements, and economic return and cost saving projects. Capital expenditures in 2007 totaled $21.6 million and included a $4.8 million warehouse project in Payette, Idaho and a $3.5 million can line in Marion, New York, equipment replacements and other improvements, and economic return and cost saving projects. Capital expenditures in 2006 totaled $11.9 million and included a $2.3 million waste treatment expansion in Montgomery, Minnesota, equipment replacements and other improvements, and economic return and cost saving projects.

## Inventories

In 2008, inventories increased by $15.3 million primarily reflecting the effect of higher unit raw material and supply quantities, partially offset by the $28.2 million impact of implementing LIFO during the year. Effective December 30, 2007 (4th quarter), the Company decided to change its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method (Link-Chain method) or market. The Company believes that the use of the LIFO method better matches current costs with current revenues. For this type of accounting change, there is no cumulative effect adjustment as of the beginning of the year. The effect of this change was to reduce net earnings by $18.3 million or $1.50 per share ($1.49 diluted) below that which would

have been reported using the Company's previous inventory method.

In 2007, inventories increased by $61.7 million primarily reflecting the effect of $66.0 million of inventory attributable to the Signature acquisition.

## Critical Accounting Policies

During the year ended March 31, 2008, the Company sold for cash. on a bill and hold basis, $177.9 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment. Trade promotions are an important component of the sales and marketing of the Company's branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the undiscounted value of the cash flows is less than carrying value. If such is the case, a loss is recognized when the carrying value of an asset exceeds its fair value.

## Obligations and Commitments

As of March 31, 2008, the Company is obligated to make cash payments in connection with our debt and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

|  | Contractual Obligations March 31, 2008 | | | | |
|  | 2009 | 2010-11 | 2012-13 | 2014 and beyond | Total |
|  | | | (In thousands) | | |
| Long-term debt | $ 10,160 | $152,988 | $ 19,381 | $ 77,670 | $260,199 |
| Interest | 14,714 | 27,873 | 19,590 | 11,953 | 74,130 |
| Operating lease obligations | 21,366 | 35,337 | 21,056 | 8,989 | 86,748 |
| Purchase commitments | 253,311 | — | — | — | 253,311 |
| Total | $299,551 | $216,198 | $ 60,027 | $ 98,612 | $674,388 |

In addition, the Company's defined benefit plan has an unfunded pension liability of $15.5 million which is subject to certain actuarial assumptions. Due to uncertainties related to FIN 48, the Company is not able to reasonably estimate the cash settlements required in future periods.

Purchase commitments represent estimated payments to growers for crops during the 2008 season.

We have no material off-balance sheet debt or other unrecorded obligations other than the items noted above.

## Standby Letters of Credit

We have standby letters of credit for certain insurance-related requirements and capital leases. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2008, we had $12.0 million in outstanding standby letters of credit. These standby letters of credit are supported by our Revolver and reduce borrowings available under the Revolver.

## Cash Flows

In 2008, our cash and cash equivalents increased by $1.8 million, which is due to the net impact of $6.2 million used in operating activities, $32.3 million used in investing activities, and $40.3 million provided by financing activities.

## Operating Activities

Cash from operating activities decreased to $6.2 million used in operations in 2008 from $70.2 million provided by operations in 2007. The decrease is primarily attributable to increased inventory and accounts receivable in 2008 versus 2007, decreased net earnings exclusive of LIFO and decreased asset sales in 2008 versus 2007. The tax cash benefit of $9.8 million from implementing LIFO will not be realized until fiscal 2009.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles

of vegetables and fruits. The vast majority of the inventories are produced during the packing months, from June through November, and then depleted during the remaining six months. Cash flow from operating activities is one of our main sources of liquidity.

Cash provided by operating activities increased to $70.2 million in 2007 from $31.8 million in 2006. The increase is primarily a function of higher operating earnings in 2007 and the lower inventory buildup in 2007 versus 2006 after considering the impact of the Signature acquisition, partially offset by higher income tax payments in 2007 than 2006.

## Investing Activities

Cash used in investing activities was $32.3 million in 2008, principally reflecting capital expenditures. Capital expenditures aggregated $32.9 million in 2008 versus $21.6 million in 2007. The increase is primarily attributable to 1) $8.6 million in construction and equipment costs related to a heat processing system in Clyman, Wisconsin, 2) $3.2 million for software and hardware costs related to implementing the SAP Enterprise Resource Planning System, and 3) equipment replacements and other improvements, including the $4.7 million construction of a warehouse in Gillett, Wisconsin.

Cash used in investing activities was $10.7 million for 2007, primarily reflecting the cash requirements of the Signature acquisition were more than offset by proceeds from the sale of assets, primarily involving the divestiture of one plant and associated warehouses purchased in the Signature acquisition. Capital expenditures aggregated $21.6 million in 2007 versus $11.9 million in 2006. The increase was primarily attributable to equipment replacements and other improvements, including the $4.8 million construction of a warehouse expansion project in Payette, Idaho.

## Financing Activities

Cash provided by financing activities was $40.3 million in 2008 principally consisting of the issuance of additional debt to finance operations.

Cash used in financing activities was $57.0 million in 2007. During 2007, we repaid more borrowings than we used to fund the Signature acquisition.

Cash used in financing activities was $20.2 million in 2006 principally consisting of the repayment of $17.0 million in long-term debt and the repayment of $3.7 million in notes payable.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## RESULTS OF OPERATIONS

### Fiscal 2008 versus Fiscal 2007

| Classes of similar products/services: | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | (In thousands) | |
| Net Sales: | | | |
| GMOI | $ 201,676 | $ 210,313 | $240,490 |
| Canned vegetables | 616,636 | 579,731 | 573,779 |
| Frozen vegetables | 39,880 | 35,696 | 29,464 |
| Fruit | 193,768 | 164,969 | 5,893 |
| Snack | 14,996 | 18,369 | 20,747 |
| Other | 13,768 | 15,775 | 13,450 |
| Total | $1,080,724 | $1,024,853 | $883,823 |

Net sales for fiscal 2008 increased $55.9 million, or 5.5%, from $1,024.9 million to $1,080.7 million. The increase primarily reflects: 1) a $36.9 million increase in canned vegetable sales due mainly to price increases required to cover cost increases in our primary commodities; 2) a full year of activity related to the Signature acquisition (as compared to eight months in fiscal 2007) which was reflected in the $28.8 million increase in fruit sales; and 3) a decline in GMOI sales of $8.6 million.

Cost of product sold as a percentage of sales increased from 88.2% in 2007 to 91.3% in 2008 primarily reflecting the implementation of the LIFO inventory valuation method which increased cost of sales by $28.2 million (2.6% of sales). The LIFO impact is caused by raw produce and steel cost increases in the current year as compared to the prior year.

Selling, general and administrative expense remained unchanged at 5.7% of sales.

Plant restructuring costs decreased from $0.7 million in 2007 to $0.5 million in 2008 and are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, decreased from $20.9 million in 2007 to $18.1 million in 2008 primarily reflecting lower average borrowing rates on long-term and short-term variable rate debt in the current year than the prior year and the capitalization of approximately $1.0 million of interest in 2008 that was associated with major projects under construction.

Other income, net, of $0.2 million in 2008 primarily reflects the net gain on the sale of some unused fixed assets. Other income of $4.9 million in 2007 primarily reflects the effect of a $5.2 million gain on the sale of certain fixed assets partially offset by a non-cash loss of $0.3 million on the disposal of property, plant and equipment.

As a result of the above factors, pre-tax earnings decreased from $44.9 million in 2007 to $14.7 million in 2008. The effective tax rate was 45.5% in 2008 and 28.6% in 2007. The increase in the 2008 effective tax rate reflects lower earnings attributable to the LIFO implementation, a reduction in some state tax credits (1.8%) included in the 2008 rate, and the addition to tax reserves (9.3%) primarily related to certain tax credits.

### Fiscal 2007 versus Fiscal 2006

Net sales for fiscal 2007 increased $141.0 million, or 16%, from $883.8 million to $1,024.9 million. The increase primarily reflects the eight months of activity related to the Signature acquisition which was reflected in the $156.7 million increase in fruit and chip product sales partially offset by the planned decline in GMOI sales of $30.2 million.

Cost of product sold as a percentage of sales decreased slightly from 88.5% in 2006 to 88.2% in 2007 primarily reflecting mix issues plus the Company's overall cost structure continued to benefit from the closure of three processing facilities in connection with the plant restructuring program implemented in 2005.

Selling, general and administrative expense increased slightly from 5.3% of sales in 2006 to 5.7% in 2007 principally reflecting higher administrative costs incurred during the first several months after the Signature acquisition.

Plant restructuring costs decreased from $1.9 million in 2006 to $0.7 million in 2007 and are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, increased from $15.8 million in 2006 to $20.9 million in 2007 primarily reflecting the new debt supporting the Signature acquisition.

Other income, net, of $4.9 million in 2007 primarily reflects the effect of a $5.2 million gain on the sale of certain fixed assets partially offset by a non-cash loss of $0.3 million on the disposal of property, plant and equipment. Other expense, net, of $1.1 million in 2006 primarily reflects the effect of a $1.9 million non-cash loss on the disposal of property, plant and equipment which was partially offset by a $1.0 million gain on the sale of certain fixed assets.

As a result of the above factors, pre-tax earnings increased from $35.5 million in 2006 to $44.9 million in 2007. The effective tax rate was 28.6% in 2007 and 38.0% in 2006. The decrease in the 2007 effective tax rate reflects additional tax credits (5.6%) included in the 2007 rate and reversal of tax reserves (3.5%).

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-b. FSP FAS 157-b defers the effective date of SFAS 157 until April 1, 2009 (for the Company) for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. The Company does not expect that the adoption of SFAS 157 will have a material impact on its results of operations or financial position; however, additional disclosures will be required under SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact of SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company's adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after March 2009.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

The Company maintained $10.3 million in cash equivalents as of March 31, 2008. As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions and seasonal working capital requirements. In addition, long-term debt includes secured notes payable and capital lease obligations. Long-term debt bears interest at fixed and variable rates. With $126.4 million in average variable-rate debt during fiscal 2008, a 1% change in interest rates would have had a $1.3 million effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2008.

### Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, and packaging materials are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events can result in reduced supplies of these materials, higher supply costs, or interruptions in our production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $256.6 million in produce costs during fiscal 2008, a 1% change would have had a $2.6 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.4 million cost impact.

The Company does not currently use derivative instruments to potentially alter its interest rate or commodity risks.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2008
(In thousands)

**PAYMENTS BY YEAR**

|  | 2009 | 2010 | 2011 | 2012 | 2013 | Thereafter | Total/ Weighted Average | Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|
| Fixed-rate L/T debt: |  |  |  |  |  |  |  |  |
| Principal cash flows | $ 10,160 | $ 38,737 | $ 6,508 | $ 6,918 | $ 7,403 | $ 60,100 | $ 129,826 | $126,564 |
| Average interest rate | 6.48% | 6.75% | 7.57% | 7.62% | 7.64% | 7.19% | 7.24% | — |
| Variable-rate L/T debt: |  |  |  |  |  |  |  |  |
| Principal cash flows | $ — | $ — | $ 107,743 | $ — | $ 5,060 | $ 17,570 | $ 130,373 | $130,373 |
| Average interest rate | —% | —% | 4.27% | —% | 5.27% | 5.27% | 4.44% | — |
| Average Revolver debt: |  |  |  |  |  |  |  |  |
| Principal cash flows |  |  |  |  |  |  | $ 103,857 | $103,857 |
| Average interest rate |  |  |  |  |  |  | 6.06% | — |
| Short-term investments: |  |  |  |  |  |  |  |  |
| Average balance |  |  |  |  |  |  | $ 42 | $ 42 |
| Average interest rate |  |  |  |  |  |  | 2.92% | — |

# Consolidated Statements of Net Earnings

**Seneca Foods Corporation and Subsidiaries**
(In thousands of dollars, except per share amounts)

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net sales | $1,080,724 | $1,024,853 | $ 883,823 |
| Costs and expenses: | | | |
| Cost of product sold | 986,458 | 905,207 | 782,351 |
| Selling, general, and administrative expense | 61,147 | 57,988 | 47,195 |
| Plant restructuring | 497 | 713 | 1,920 |
| Total costs and expenses | 1,048,102 | 963,908 | 831,466 |
| Operating income | 32,622 | 60,945 | 52,357 |
| Other (income) expense, net | (231) | (4,933) | 1,115 |
| Interest expense, net of interest income of | | | |
| $79, $31, and $286, respectively | 18,143 | 20,936 | 15,784 |
| Earnings before income taxes | 14,710 | 44,942 | 35,458 |
| Income taxes | 6,691 | 12,875 | 13,465 |
| Net earnings | $ 8,019 | $ 32,067 | $ 21,993 |
| Basic earnings per common share | $ 0.66 | $ 2.65 | $ 1.97 |
| Diluted earnings per common share | $ 0.65 | $ 2.63 | $ 1.96 |

See notes to consolidated financial statements.

# Consolidated Balance Sheets

**Seneca Foods Corporation and Subsidiaries**

(In thousands)

| March 31, | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 10,322 | S   8,552 |
| Accounts receivable, less allowance for doubtful accounts | | |
| of $457 and $504, respectively | 62,012 | 55,500 |
| Inventories: | | |
| Finished products | 274,543 | 286,866 |
| In process | 28,277 | 21,635 |
| Raw materials and supplies | 92,919 | 71,986 |
| | 395,739 | 380,487 |
| Deferred income taxes | 6,685 | 6,260 |
| Refundable income taxes | 8,303 | — |
| Other current assets | 2,419 | 640 |
| Total Current Assets | 485,480 | 451,439 |
| Deferred income tax asset, net | 1,196 | — |
| Other assets | 2,346 | 3,041 |
| Property, Plant, and Equipment: | | |
| Land | 15,880 | 15,840 |
| Buildings and improvements | 140,037 | 134,866 |
| Equipment | 292,645 | 273,600 |
| | 448,562 | 424,306 |
| Less accumulated depreciation and amortization | 265,511 | 252,071 |
| Net Property, Plant, and Equipment | 183,051 | 172,235 |
| Total Assets | $672,073 | $626,715 |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities: | | |
| Accounts payable | $ 49,400 | $  51,932 |
| Accrued vacation | 9,390 | 8,999 |
| Other accrued expenses | 46,428 | 45,663 |
| Current portion of long-term debt and capital lease obligations | 10,160 | 10,033 |
| Income taxes | — | 357 |
| Total Current Liabilities | 115,378 | 116,984 |
| Long-term debt, less current portion | 250,039 | 210,395 |
| Other liabilities | 27,226 | 21,645 |
| Deferred income taxes | — | 4,120 |
| Total Liabilities | 392,643 | 353,144 |
| Commitments and contingencies (Note 13) | | |
| Stockholders' Equity: | | |
| Preferred stock | 69,448 | 69,619 |
| Common stock | 3,079 | 3,075 |
| Total Capital Stock | 72,527 | 72,694 |
| Additional paid-in capital | 28,460 | 28,277 |
| Accumulated other comprehensive loss | (3,628) | (1,253) |
| Retained earnings | 182,071 | 173,853 |
| Total Stockholders' Equity | 279,430 | 273,571 |
| Total Liabilities and Stockholders' Equity | $672,073 | $626,715 |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

**Seneca Foods Corporation and Subsidiaries**
(In thousands)

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net earnings | $ 8,019 | $ 32,067 | $ 21,993 |
| Adjustments to reconcile net earnings to | | | |
| net cash (used in) provided by operations: | | | |
| Depreciation and amortization | 22,669 | 22,881 | 23,793 |
| Deferred income tax benefit | (74) | (2,451) | (4,344) |
| Gain on the sale of assets | (231) | (5,273) | (966) |
| Impairment provision and other expenses | 445 | 340 | 2,081 |
| Changes in operating assets and liabilities (excluding | | | |
| the effects of business acquisition): | | | |
| Accounts receivable | (6,512) | 6,294 | (2,591) |
| Inventories | (15,252) | 24,813 | (24,300) |
| Other current assets | (1,779) | 6,161 | 5,051 |
| Accounts payable, accrued expenses, | | | |
| and other liabilities | (3,953) | (8,869) | 3,838 |
| Income taxes | (9,564) | (5,733) | 7,289 |
| Net cash (used in) provided by operations | (6,232) | 70,230 | 31,844 |
| | | | |
| **Cash flows from investing activities:** | | | |
| Additions to property, plant, and equipment | (32,853) | (21,627) | (11,906) |
| Proceeds from the sale of assets | 508 | 32,227 | 1,215 |
| Business acquisition | — | (22,288) | — |
| Cash received from business acquisition | — | 952 | — |
| Net cash used in investing activities | (32,345) | (10,736) | (10,691) |
| | | | |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of long-term debt | 388,725 | 396,738 | 397 |
| Payments of long-term debt and capital lease obligations | (348,954) | (452,982) | (17,039) |
| Change in other assets | 599 | 825 | 83 |
| Preferred dividends paid | (23) | (23) | (23) |
| Payments on notes payable | — | (40,936) | (315,185) |
| Borrowings on notes payable | — | 39,390 | 311,481 |
| Net cash provided by (used in) financing activities | 40,347 | (56,988) | (20,286) |
| | | | |
| Net increase in cash and cash equivalents | 1,770 | 2,506 | 867 |
| Cash and cash equivalents, beginning of year | 8,552 | 6,046 | 5,179 |
| Cash and cash equivalents, end of year | $ 10,322 | $ 8,552 | $ 6,046 |
| | | | |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid during the year for: | | | |
| Interest | $ 18,437 | $ 20,187 | $ 15,260 |
| Income taxes | 14,346 | 21,059 | 10,520 |

Supplemental information of non-cash investing and
financing activities:

$25.0 million of Preferred Stock was issued in partial consideration for the Signature acquisition in 2007. The Company assumed $45.5 million of long-term debt related to the Signature acquisition. The Company acquired a $3.6 million note receivable from the sale of the Washington corn processing facility in 2006.

See notes to consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

**Seneca Foods Corporation and Subsidiaries**
(In thousands, except share amounts)

| | Preferred Stock | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Comprehensive Income |
|---|---|---|---|---|---|---|
| Balance March 31, 2005 | $ 56,335 | $ 2,859 | $ 15,992 | $ — | $ 120,623 | |
| Net earnings | — | — | — | — | 21,993 | $ 21,993 |
| Cash dividends paid on preferred stock | — | — | — | — | (23) | — |
| Preferred stock conversion | (1,849) | 31 | 1,818 | — | — | — |
| Balance March 31, 2006 | 54,486 | 2,890 | 17,810 | — | 142,593 | $ 21,993 |
| Net earnings | — | — | — | — | 32,067 | $ 32,067 |
| Preferred stock issued | 25,000 | — | — | — | — | — |
| Beneficial conversion | — | — | 784 | — | (784) | — |
| Cash dividends paid on preferred stock | — | — | — | — | (23) | — |
| Preferred stock conversion | (9,867) | 185 | 9,683 | — | — | — |
| Adoption of SFAS 158 (net of tax $801) | — | — | — | (1,253) | — | — |
| Balance March 31, 2007 | 69,619 | 3,075 | 28,277 | (1,253) | 173,853 | $ 32,067 |
| Net earnings | — | — | — | — | 8,019 | $ 8,019 |
| Cash dividends paid on preferred stock | — | — | — | — | (23) | — |
| Equity incentive program | — | — | 16 | — | — | — |
| Adoption of FIN 48 | — | — | — | — | 222 | — |
| Preferred stock conversion | (171) | 4 | 167 | — | — | — |
| Change in pension and post retirement benefits adjustment (net of tax $1,518) | — | — | — | (2,375) | — | (2,375) |
| Balance March 31, 2008 | $ 69,448 | $ 3,079 | $ 28,460 | $ (3,628) | $ 182,071 | $ 5,644 |

| | Preferred Stock | | | | | Common Stock | |
|---|---|---|---|---|---|---|---|
| | 6% Cumulative Par Value $.25 Callable at Par Voting | 10% Cumulative Par Value $.025 Convertible Voting | Participating Convertible Par Value $.025 | 2003 Series Participating Convertible Par Value $.025 | 2006 Series Participating Convertible Par Value $.025 | Class A Common Stock Par Value $.25 | Class B Common Stock Par Value $.25 |
| Shares authorized: | | | | | | | |
| March 31, 2008 | 200,000 | 1,400,000 | 4,166,667 | 967,742 | 1,025,220 | 20,000,000 | 10,000,000 |
| Shares issued and outstanding: | | | | | | | |
| March 31, 2006 | 200,000 | 807,240 | 3,436,809 | 853,500 | — | 4,074,509 | 2,760,905 |
| March 31, 2007 | 200,000 | 807,240 | 2,991,344 | 559,790 | 1,025,220 | 4,813,684 | 2,760,905 |
| March 31, 2008 | 200,000 | 807,240 | 2,983,694 | 554,690 | 1,025,220 | 4,830,268 | 2,760,905 |
| Stock Amount | $50 | $202 | $35,599 | $8,597 | $25,000 | $1,208 | $1,871 |

See notes to consolidated financial statements.

14

# Notes to Consolidated Financial Statements

**Seneca Foods Corporation and Subsidiaries**

## 1. Summary of Significant Accounting Policies

**Nature of Operations** - Seneca Foods Corporation and subsidiaries (the "Company") conducts its business almost entirely in food processing, operating 25 plants and warehouses in seven states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

**Principles of Consolidation** - The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

**Revenue Recognition** - Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods ("Bill and Hold") for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the year ended 2008, the Company sold for cash, on a bill and hold basis, $177.9 million of Green Giant finished goods inventory to GMOI and $181.9 million for year ended 2007. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment.

Trade promotions are an important component of the sales and marketing of the Company's branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retailers' stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

**Concentration of Credit Risk** - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of our total

sales. GMOI sales represented 19%, 21% and 27% of net sales in fiscal 2008, 2007 and 2006, respectively. The top ten customers represented approximately 52%, 50% and 55%, of net sales for fiscal 2008, 2007 and 2006, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

**Cash and Cash Equivalents** - The Company considers all highly liquid instruments purchased with an original maturity of three months or less as short-term investments.

**Deferred Financing Costs** - Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt.

**Inventories** - Effective fiscal 2008 substantially all inventories are stated at the lower of cost; determined under the LIFO (last-in, first-out) method; or market. Prior to fiscal 2008, the Company used the FIFO (first-in, first-out) inventory valuation method.

**Income Taxes** - The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and tax credit carryforwards.

The Company evaluates the realizability of its deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

As disclosed in Note 6, Income Taxes, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109", effective April 1, 2007. The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any change for such, to the extent it arises, as a component of its income tax provision or benefit.

**Shipping and Handling Costs** - The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of product sold.

**Advertising Costs** - Advertising costs are expensed as incurred.

**Doubtful Accounts** - A provision for doubtful accounts is recorded based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies (accounts over

# Notes to Consolidated Financial Statements

15 days past due) and charge-offs (accounts removed from accounts receivable for expectation of non-payment), and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is possible that the Company's loss experience may change in the future.

**Earnings per Common Share** - The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock must be calculated using the "two-class" method by dividing the earnings allocated to common stockholders by the weighted average of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing earnings allocated to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the "if-converted" method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

| Years ended March 31, | 2008 | 2007 | 2006 |
|---|---|---|---|
| | (In thousands, except per share amounts) | | |
| Basic | | | |
| Net earnings | $ 8,019 | $32,067 | $21,993 |
| Deduct preferred stock dividends | 23 | 807 | 23 |
| Undistributed earnings | 7,996 | 31,260 | 21,970 |
| Earnings allocated to participating preferred | 3,006 | 11,797 | 8,522 |
| Earnings allocated to common shareholders | $ 4,990 | $19,463 | $13,448 |
| Weighted average common shares outstanding | 7,585 | 7,353 | 6,811 |
| Basic earnings per common share | $ 0.66 | $ 2.65 | $ 1.97 |
| Diluted | | | |
| Earnings allocated to common shareholders | $ 4,990 | $19,463 | $13,448 |
| Add dividends on convertible preferred stock | 20 | 20 | 20 |
| Earnings applicable to common stock on a diluted basis | $ 5,010 | $19,483 | $13,468 |
| Weighted average common shares outstanding-basic | 7,585 | 7,353 | 6,811 |
| Additional shares to be issued under full conversion of preferred stock | 67 | 67 | 67 |
| Total shares for diluted | 7,652 | 7,420 | 6,878 |
| Diluted earnings per share | $ 0.65 | $ 2.63 | $ 1.96 |

**Depreciation and Valuation** - Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. In 2008, $972,000 of interest associated with such projects was capitalized. Interest associated with

construction projects in 2007 and 2006 was immaterial. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets or term of lease, if shorter. Depreciation and capital lease amortization was $21,865,000, $22,043,000, and $23,011,000 in fiscal 2008, 2007, and 2006, respectively. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the undiscounted value of the cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no significant impairment losses included in Plant Restructuring in 2008, 2007 or 2006. Assets held for sale are carried at the lower of estimated fair value less selling costs or depreciated value at date of determination to sell.

**Use of Estimates in the Preparation of Financial Statements** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

**Recently Issued Accounting Standards** - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-b. FSP FAS 157-b defers the effective date of SFAS 157 until April 1, 2009 (for the Company) for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. The Company does not expect that the adoption of SFAS 157 will have a material impact on its results of operations or financial position; however, additional disclosures will be required under SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact of SFAS 159 on our consolidated financial statements.

# Notes to Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company's adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after March 2009.

**Reclassifications** - Certain previously reported amounts have been reclassified to conform to the current period classification.

## 2. Acquisition

On August 18, 2006, the Company completed its acquisition of 100% of the membership interest in Signature Fruit Company, LLC ("Signature") from John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company. The rationale for the acquisition was twofold: (1) to broaden the Company's product offerings into the canned fruit business; and (2) to take advantage of distribution efficiencies by combining vegetables and fruits on shipments since the customer base of the two companies is similar. The purchase price totaled $47.3 million plus the assumption of certain liabilities.

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company's Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company's Class A Common Stock on a one-for-one basis subject to antidilution adjustments. The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition. A non-cash dividend of $784,000 was recorded based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company's Class A Common Stock when the acquisition was announced. The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired. The purchase price of $47.3 million was calculated as follows (in millions):

| | |
|---|---|
| Cash | $ 20.0 |
| Issuance of convertible preferred stock | 25.0 |
| Closing costs | 2.3 |
| Purchase price | $ 47.3 |

The total purchase price of the transaction has been allocated as follows:

| | |
|---|---|
| Current assets | $ 131.6 |
| Property, plant and equipment | 26.1 |
| Other assets | 2.3 |
| Current liabilities | (59.2) |
| Long-term debt | (45.5) |
| Other non-current liabilities | (8.0) |
| Total | $ 47.3 |

The Company's consolidated statement of net earnings for the year ended March 31, 2007 includes eight months of the acquired Signature operations. A condensed pro forma income statement as if the operations were acquired at the beginning of the years presented follows:

| | 2007 | 2006 |
|---|---|---|
| | (Unaudited) | |
| Net sales | $1,089,609 | $1,126,810 |
| | | |
| Cost of product sold | 964,834 | 1,017,212 |
| Selling, general and administrative expense | 62,545 | 58,043 |
| Plant restructuring | 713 | 1,920 |
| Interest expense (net) | 24,908 | 31,397 |
| Other (income) expense (net) | (3,326) | 2,865 |
| Total Costs and Expenses | 1,049,674 | 1,111,437 |
| | | |
| Earnings Before Income Taxes | 39,935 | 15,373 |
| Income Taxes | 11,123 | 6,435 |
| Net Earnings | $ 28,812 | $ 8,938 |
| Basic Earnings Per Share | $ 2.37 | $ .80 |
| Diluted Earnings Per Share | $ 2.35 | $ .80 |

## 3. Line of Credit

The Company primarily funds its capital expenditures, acquisitions and working capital requirements through bank borrowings. On August 18, 2006, in connection with the acquisition of Signature, the Company entered into a $250 million five-year floating rate secured revolving credit facility (the "Revolver") with various banks. The maturity date for the revolver is August 18, 2011. As

# Notes to Consolidated Financial Statements

of March 31, 2008, the outstanding balance of the Revolver was $107,743,000, with a weighted average interest rate of 4.27%, and is included in long-term debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $457,751,000. There were $58,292,000 in bank borrowings under the Revolver at March 31, 2007. The Company had $11,988,000 and $13,973,000 of outstanding standby letters of credit as of March 31, 2008 and 2007, respectively, that reduce borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

## 4. Long-Term Debt

|  | 2008 | 2007 |
|---|---|---|
|  | (In thousands) | |
| Revolving credit facility, 4.27% and 6.57%, due through 2011 | $ 107,743 | $ 58,292 |
| Secured note payable to insurance company, 8.03%, due through 2014 | 60,946 | 64,517 |
| Secured subordinated promissory note, 8.00%, due through 2010 | 35,618 | 39,118 |
| Secured Industrial Revenue Development Bonds, 5.53% and 5.70%, due through 2029 | 22,630 | 22,630 |
| Secured promissory note, 6.98%, due through 2021 | 22,625 | 23,573 |
| Secured promissory note, 6.35%, due through 2020 | 6,681 | 7,072 |
| Secured Industrial Revenue Development Bond, 5.69%, due through 2010 | 1,191 | 1,889 |
| Secured Industrial Revenue Development Bond, 8.10%, due through 2016 | 1,068 | 1,151 |
| Secured notes payable to utility company, 1.50%-3.00%, due through 2011 | 1,028 | 1,026 |
| Other | 669 | 952 |
|  | 260,199 | 220,220 |
| Less current portion | 10,160 | 9,825 |
|  | $ 250,039 | $ 210,395 |

The Company includes its Revolving Credit Facility (Revolver) as a long-term liability due to its five-year term and the fact that it meets the criteria required by the accounting standards for this classification.

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. The Company's debt agreements also require us to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company's decision to adopt the last-in, first-out (LIFO) method of inventory accounting, effective December 20, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (FIFO) method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2008.

As of March 31, 2008, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, less aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.

The Company has seven outstanding Industrial Revenue Development Bonds (IRB's); including four IRB's totaling $22,630,000 that are secured by direct pay letters of credit. The interest rates shown for these four IRB's in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRB's. Other than the seven IRB's, the carrying value of assets pledged for secured debt, including the $250,000,000 Revolver, is $561,121,000.

.

Debt repayment requirements for the next five fiscal years are:

| (In thousands) | |
|---|---|
| 2009 | $ 10,160 |
| 2010 | 38,737 |
| 2011 | 114,251 |
| 2012 | 6,918 |
| 2013 | 12,463 |
| Thereafter | 77,670 |
| Total | $260,199 |

## 5. Leases

The Company no longer has capital leases. The Company has operating leases expiring at various dates through 2017. Generally, operating leases provide for early purchase options one year prior to expiration.

Leased assets under capital leases consist of the following:

18

| | 2008 | 2007 |
|---|---|---|
| | (In thousands) | |
| Land | $ — | $ — |
| Buildings | — | — |
| Equipment | — | 1,551 |
| | — | 1,551 |
| Less accumulated amortization | — | 868 |
| | $ — | $ 683 |

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2008:

| | 2008 |
|---|---|
| | (In thousands) |
| Years ending March 31: | |
| 2009 | $21,366 |
| 2010 | 19,318 |
| 2011 | 16,019 |
| 2012 | 12,712 |
| 2013 | 8,344 |
| 2014-2017 | 8,989 |
| Total minimum payment required | $86,748 |

Rental expense in fiscal 2008, 2007, and 2006 was $29,757,000, $25,939,000, and $23,999,000, respectively.

## 6. Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | (In thousands) | | |
| Current: | | | |
| Federal | $ 6,444 | $15,029 | $14,852 |
| State | 321 | 297 | 2,957 |
| | 6,765 | 15,326 | 17,809 |
| Deferred: | | | |
| Federal | (602) | (1,452) | (3,898) |
| State | 528 | (999) | (446) |
| | (74) | (2,451) | (4,344) |
| Total income taxes | $ 6,691 | $12,875 | $13,465 |

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Computed (expected tax rate) | 35.0% | 35.0% | 35.0% |
| State income taxes (net of federal tax benefit) | 3.1 | 2.8 | 4.5 |
| State tax credits | 1.8 | (1.9) | — |
| R&D credit | (2.7) | (3.7) | — |
| Manufacturer's deduction | (3.0) | (1.3) | (1.6) |
| Addition to (reversal of) tax reserves | 9.3 | (3.5) | (1.0) |
| Other permanent differences not deductible | 0.2 | 0.2 | 0.4 |
| Tax-exempt income | — | (0.5) | (0.3) |
| Other | 1.8 | 1.5 | 1.0 |
| Effective income tax rate | 45.5% | 28.6% | 38.0% |

In 2008 the expiration of Wisconsin tax credits resulted in a net increase to the effective income tax rate. Also in 2008, the increase in effective income tax rate resulting from tax reserves is due primarily to FIN 48 related permanent differences and interest.

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31, 2008 and 2007:

| | 2008 | 2007 |
|---|---|---|
| | (In thousands) | |
| Deferred income tax assets: | | |
| Future tax credits | $ 3,681 | $ 4,371 |
| Inventory valuation | 676 | — |
| Employee benefits | 2,291 | 2,189 |
| Pension | 5,116 | 4,849 |
| Insurance | 2,925 | 3,973 |
| Other comprehensive loss | 2,322 | 801 |
| Deferred gain on sale/leaseback | 194 | 223 |
| Other | 884 | — |
| Severance | 27 | 85 |
| | 18,116 | 16,491 |
| | | |
| Deferred income tax liabilities: | | |
| Property basis and depreciation difference | 6,789 | 9,868 |
| Inventory valuation | — | 183 |
| Other | — | 762 |
| | 6,789 | 10,813 |
| Valuation allowance | 3,446 | 3,538 |
| Net deferred income tax asset | $ 7,881 | $ 2,140 |

Net current deferred income tax assets of $6,685,000 and $6,260,000 as of March 31, 2008 and 2007, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax assets of $1,196,000 as of March 31, 2008 and non-current deferred income tax liabilities of $4,120,000 as of March 31, 2007.

# Notes to Consolidated Financial Statements

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS Statement No. 109" ("FIN 48"), on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 of $222,000 was recorded as an increase to Retained Earnings. The total amount of unrecognized tax benefits as of the date of adoption was $3,725,000. The change in the FIN 48 liability for the year ended March 31, 2008 is a $496,000 increase, and consists of the following:

|  | 2008 |
| --- | --- |
|  | (In thousands) |
| Balance as of April 1, 2007 | $3,725 |
| Tax positions related to current year: |  |
| Additions | 873 |
| Reductions | — |
| Tax positions related to prior years: |  |
| Additions | 799 |
| Reductions | (954) |
| Settlements | (222) |
| Lapses in statues of limitations | — |
| Balance as of March 31, 2008 | $4,221 |

Included in the balance at March 31, 2008 are $2,701,000 of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the year ended March 31, 2008, the Company recognized approximately $332,000 in interest and penalties. As of March 31, 2008 and 2007, the Company had approximately $782,000 and $450,000 of interest and penalties, net of tax, accrued associated with unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2004.

During the year ended March 31, 2008, the Company was being audited by the IRS for tax years 2004 and 2005 as well as one state taxing authority for the 2004 tax year. The Company reached a settlement with the state taxing authority during the year ended March 31, 2008. No material settlements were reached during 2008 or 2007.

Although management believes that adequate provision has been made for such audit issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2009 with the IRS that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $3,446,000 (New York, net of Federal impact), $150,000 (California, net of Federal impact) and $86,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2021 (New York), (California) no expiration and 2023 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109. At March 31, 2008, the Company has recorded a valuation allowance amounting to $3,446,000, which relates primarily to tax credit carryforwards for which management has concluded it is more likely than not that these will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

## 7. Stockholders' Equity

**Preferred Stock** – The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 ("6% Preferred"); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors ("Class A Preferred"). The Board of Directors has designated five series of Class A Preferred Stock including 10% Cumulative Convertible Voting Preferred Stock—Series A ("Series

# Notes to Consolidated Financial Statements

A Preferred"); 10% Cumulative Convertible Voting Preferred Stock—Series B ("Series B Preferred"); Convertible Participating Preferred Stock; Convertible Participating Preferred Stock, Series 2003; and Convertible Participating Preferred Stock, Series 2006.

The Convertible Participating Preferred Stock, Convertible Participating Preferred Stock, Series 2003 and Convertible Participating Preferred Stock, Series 2006 are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2008, 2007 or 2006. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred Stock and may be reissued as part of another series of Class A Preferred Stock. As of March 31, 2008, the Company has an aggregate of 2,236,396 shares of non-designated Class A Preferred Stock authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation value of $12 per share and has 2,983,694 shares outstanding as of March 31, 2008 after conversion of 7,650 shares into Class A Common Stock during fiscal 2008. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the CPF acquisition. The 967,742 shares issued in that acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation value of $15.50 per share and has 554,690 shares outstanding as of March 31, 2008 after conversion of 5,100 shares into Class A Common Stock during fiscal 2008. The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition. The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation value of $24.385 per share and has 1,025,220 shares outstanding as of March 31, 2008. A non-cash dividend of $784,000 was recorded in 2007 based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company's Class A Common Stock when the acquisition was announced.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2008 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2008 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2008 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2008, 2007 and 2006.

**Common Stock** – The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2008 and 2007. Additionally, there were 4,563,604 and 4,576,354 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2008 and 2007, respectively.

On August 10, 2007, the 2007 Equity Incentive Plan (the "2007 Equity Plan") was approved by shareholders at the Company's annual meeting. The 2007 Equity Plan has a 10-year term and authorized the issuance of up to 100,000 shares of either Class A Common and Class B Common or a combination of the two classes of stock. Also on August 10, 2007 (the "Grant Date"), the Company's Compensation Committee awarded a total of $100,000 of restricted Class A Common Stock under the terms of the 2007 Equity Plan. Based on the Grant Date market price of the Class A Common Stock, a total of 3,834 shares were awarded. As of March 31, 2008, there were 96,166 shares available for distribution as part of future awards under this 2007 Equity Plan.

---

## 8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2008 and a statement of the funded status as of March 31, 2008 and 2007:

21

# Notes to Consolidated Financial Statements

| | 2008 | 2007 |
|---|---|---|
| | (In thousands) | |
| **Change in Benefit Obligation** | | |
| Benefit obligation at beginning of year | $ 87,413 | $ 81,260 |
| Service cost | 3,950 | 4,057 |
| Interest cost | 5,268 | 4,442 |
| Actuarial (loss) gain | (6,006) | 1,035 |
| Benefit payments and expenses | (3,684) | (3,381) |
| Benefit obligation at end of year | $ 86,941 | $ 87,413 |
| **Change in Plan Assets** | | |
| Fair value of plan assets at beginning of year | $ 75,613 | $ 66,671 |
| Actual return (loss) on plan assets | (2,950) | 9,823 |
| Employer contributions | 2,500 | 2,500 |
| Benefit payments and expenses | (3,684) | (3,381) |
| Fair value of plan assets at end of year | $ 71,479 | $ 75,613 |
| Funded status | $(15,461) | $(11,800) |

The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.

**Amounts Included in Other Comprehensive Loss**

| | 2008 | 2007 |
|---|---|---|
| Transition asset | $ 1,056 | $ 1,332 |
| Net loss | (6,492) | (3,387) |
| Accumulated other comprehensive pre-tax loss | $ (5,436) | $ (2,055) |

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2008, 2007, and 2006:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | (In thousands) | | |
| Service cost | $ 3,950 | $ 4,057 | $ 3,998 |
| Interest cost | 5,268 | 4,442 | 4,124 |
| Expected return on plan assets | (6,162) | (5,756) | (5,377) |
| Amortization of transition asset | (276) | (276) | (276) |
| Amortization of net gain | — | — | 50 |
| Net periodic benefit cost | $ 2,780 | $ 2,467 | $ 2,519 |

The Plan's accumulated benefit obligation was $76,774,000 at March 31, 2008, and $78,064,000 at March 31, 2007.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation and pension expense are shown in the following table:

| | 2008 | 2007 |
|---|---|---|
| Discount rate | 6.60% | 5.50% |
| Expected return on plan assets | 8.25% | 8.75% |
| Rate of compensation increase | 4.00% | 3.50% |

| Plan Assets | Target Allocation 2009 | Percentage of Plan Assets at March 31, | |
|---|---|---|---|
| | | 2008 | 2007 |
| Plan Assets: | | | |
| Equity securities | 99% | 98% | 99% |
| Debt securities | — | — | — |
| Real estate | — | — | — |
| Cash | 1 | 2 | 1 |
| Total | 100% | 100% | 100% |

## Expected Return on Plan Assets

The expected rate of return on Plan assets is 8.25%. The Company expects 8.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plan's target asset allocation.

## Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the pension plans. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time. The Plan holds the Company's common stock with a fair market value of $6,027,000 as of March 31, 2008.

## Cash Flows

The Company is not required to fund the Plan in 2009.

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

| | |
|---|---|
| 2008 | $ 3,892 |
| 2009 | 4,028 |
| 2010 | 4,238 |
| 2011 | 4,528 |
| 2012 | 4,952 |
| 2013-2017 | 27,698 |

The Company also has Employees' Savings 401(k) Plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1,747,000, $1,077,000, and $1,240,000, in fiscal 2008, 2007, and 2006, respectively.

# Notes to Consolidated Financial Statements

## 9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | | (In thousands) | | |
| Long-term debt, including current portion | $260,199 | $256,937 | $220,220 | $216,284 |
| Capital leases, including current portion | — | — | 208 | 211 |

The estimated fair values were determined as follows:

Long-term debt and capital lease obligations - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

All other financial instruments of the Company have estimated fair value equal to carrying cost due to the short-term nature of these instruments.

## 10. Inventories

Effective December 30, 2007 (4th quarter), the Company decided to change its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method (Link-Chain method) or market. In the high inflation environment that we are experiencing, the Company believes that the LIFO inventory method is preferable over the FIFO method because it better compares the cost of our current production to current revenue. Selling prices are established to reflect current market activity, which recognizes the increasing costs. Under FIFO, revenue and costs are not aligned. Under LIFO, the current cost of sales is matched to the current revenue. We determined that retrospective application of LIFO for periods prior to fiscal 2008 is impracticable because the period-specific information necessary to analyze inventories, including inventories acquired as part of the fiscal 2007 Signature acquisition, are not readily available and cannot be precisely determined at the appropriate level of detail, including the commodity, size and item code information necessary to perform the detailed calculations required to retrospectively compute the internal LIFO indices applicable to fiscal 2007 and prior years. The effect of this change was to reduce net earnings by $18,307,000 or $1.50 per share ($1.49 diluted) below that which would have been reported using the Company's previous inventory method. The inventories by category and the impact of implementing the LIFO method are shown in the following table:

| | 2008 | 2007 |
|---|---|---|
| | (In thousands) | |
| Finished products | $294,708 | $286,866 |
| In process | 29,796 | 21,635 |
| Raw materials and supplies | 99,400 | 71,986 |
| | 423,904 | 380,487 |
| Less excess of FIFO cost over LIFO cost | 28,165 | — |
| Total inventories | $395,739 | $380,487 |

## 11. Other Income and Expense

Other income, net, in 2008 consisted of a gain from energy credits of $423,000, a gain of $299,000 from the sale of certain fixed assets and a loss of $491,000 from the disposal of certain fixed assets.

Other income, net, in 2007 consisted of recognizing a deferred gain of $2,800,000 from the sale of a processing facility in Washington. Gains were also recorded from the sale of various facilities located in Idaho, New York and Washington totaling $2,473,000. Other expenses included the write off of certain fixed assets of $340,000.

Other income, net, in 2006 consisted of a gain of $427,000 from the sale of a processing facility in Washington and $539,000 from the sale of a warehouse located in Oregon. Other expenses include a non-cash loss on the disposal of property, plant and equipment of $1,938,000 and a $143,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing cost due to reducing the Revolver from $125 million to $100 million.

## 12. Segment Information

The Company manages its business on the basis of two reportable segments – the primary segment is the processing and sale of fruits and vegetables and secondarily the processing and sale of fruit chip products. The Company markets its product almost

23

# Notes to Consolidated Financial Statements

entirely in the United States. Export sales represent 9.7%, 8.7%, and 9.0% of total sales in 2008, 2007, and 2006, respectively. The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2008, 2007, and 2006, the sale of Green Giant vegetables accounted for 19%, 21%, and 27% of net sales, respectively. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information":

|  | Fruit and Vegetable | Snack | Other | Total |
|---|---|---|---|---|
|  | (In thousands) | | | |
| 2008: | | | | |
| Net sales | $ 1,051,960 | $ 14,996 | $ 13,768 | $1,080,724 |
| Operating income (loss) | 34,451 | (1,315) | (514) | 32,622 |
| Indentifiable assets | 659,290 | 6,633 | 3,127 | 669,050 |
| Capital expenditures | 29,166 | 2,002 | 1,685 | 32,853 |
| Depreciation and amortization | 21,547 | 527 | 595 | 22,669 |
| 2007: | | | | |
| Net sales | $ 990,709 | $ 18,369 | $ 15,775 | $1,024,853 |
| Operating income (loss) | 58,901 | 2,061 | (17) | 60,945 |
| Indentifiable assets | 620,445 | 4,487 | 1,783 | 626,715 |
| Capital expendtres | 20,843 | 560 | 224 | 21,627 |
| Depreciation and amortization | 22,091 | 379 | 411 | 22,881 |

| Classes of similar products/services: | 2008 | 2007 | 2006 |
|---|---|---|---|
|  | (In thousands) | | |
| Net Sales: | | | |
| GMOI | $ 201,676 | $ 210,313 | $240,490 |
| Canned vegetables | 616,636 | 579,731 | 573,779 |
| Frozen vegetables | 39,880 | 35,696 | 29,464 |
| Fruit | 193,768 | 164,969 | 5,893 |
| Snack | 14,996 | 18,369 | 20,747 |
| Other | 13,768 | 15,775 | 13,450 |
| Total | $ 1,080,724 | $1,024,853 | $883,823 |

The fruit and vegetable component, consisting of GMOI, canned vegetables, fruit and frozen vegetables, represents 99%, 99% and 99% of assets and 116%, 96% and 92% of pre-tax earnings in 2008, 2007, and 2006, respectively.

## 13. Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, worker's compensation and other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970's through the early 1980's. The Company's wastes were primarily food and juice products. The landfill contained some hazardous materials and was remediated by the State of New York. The New York Attorney General has advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and seeks recovery of half that cost from the non-governmental waste contributors. The Company is one of four identified contributors ("Group") who cooperatively are investigating the history of the landfill so as to identify and seek out other potentially responsible parties who are not defunct and are financially able to contribute to the non-governmental parties' reimbursement liability. The Group has offered a settlement but has not received a response from the State. The Company does not believe that any ultimate settlement in excess of the amount accrued will have a material impact on its financial position or results of operations.

On August 2, 2007, the Company received two civil citations from CalOSHA (the state agency responsible for enforcing occupational safety and health regulations), relating to the accidental death of a warehouse employee at the Company's Modesto facility on February 5, 2007. The Company is appealing the citations to the California Occupational Safety and Health Appeals Board.

24

# Notes to Consolidated Financial Statements

On February 8, 2008, a subsidiary of the Company was named as a defendant in a criminal action in Stanislaus County, California, relating to the above accident at the Modesto facility. The complaint alleges a felony violation of sec. 6425(a) of the California Labor Code by a subsidiary of the Company. The criminal charges are still pending and being vigorously defended.

While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

## 14. Plant Restructuring

In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1,754,000 consisting of a provision for future lease payments of $1,306,000, a cash severance charge of $369,000, and a non-cash impairment charge of $79,000. In 2007, the Company recorded an additional restructuring charge of $657,000 consisting of a provision for future lease payments of $420,000, a cash severance charge of $151,000, a cash union pension charge of $69,000 and a non-cash impairment charge of $17,000. The lease on the Salem warehouse expired in February 2008. During 2008, the non-cash impairment charge was increased by $0.1 million related to this Salem warehouse.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. As fiscal 2006 represented the final year of operation for the Dayton, Washington facility, the Company and GMOI negotiated a definitive agreement related to the closure of this facility. Under the terms of the agreement, any costs incurred by the Company related to the asparagus production prior to March 31, 2006 were paid by GMOI. The Company shall retain ownership of the real estate associated with the Dayton facility. In addition, the manufacturing equipment of the Dayton facility shall either be conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of the secured nonrecourse subordinated promissory note by $466,000 to $42,618,000, which represented the net book value of the equipment to be conveyed to GMOI or salvaged.

In March 2008, the Company contributed its Coleman, Wisconsin plant to a not-for-profit corporation specializing in real estate and recorded a non-cash impairment charge of $0.4 million. This plant had been idled in fiscal 2005.

During 2006, the Company sold a previously closed corn processing facility in Washington for $0.5 million in cash and a $3.6 million note which carried an interest rate of 8% and was due in full on May 14, 2007. This note was secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $0.4 million of the gain was included in Other (Income) Expense, net and an additional $2.8 million of the gain on this sale was deferred in

Other Long-Term Liabilities. During 2007, The Company collected the note prior to its original due date and recorded a gain on the sale of $2.8 million, which is included in Other (Income) Expense.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2006, 2007, and 2008:

| | Severance | Long-Lived Asset Charges | Other Costs | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| Total expected restructuring charge | $1,248 | $ 5,749 | $ 3,914 | $10,911 |
| Balance March 31, 2005 | $ 256 | $ 1,599 | $ 1,992 | $ 3,847 |
| Second-quarter charge to expense | 368 | 77 | 1,016 | 1,461 |
| Third-quarter charge to expense | — | — | 290 | 290 |
| Disposal of assets | — | (1,676) | — | (1,676) |
| Cash payments/write offs | (458) | — | (527) | (985) |
| Fourth-quarter charge to expense | 3 | 250 | (84) | 169 |
| Balance March 31, 2006 | $ 169 | $ 250 | $ 2,687 | $ 3,106 |
| Third-quarter charge to expense | — | — | 374 | 374 |
| Cash payments/write offs | (236) | — | (903) | (1,139) |
| Fourth-quarter charge to expense | 151 | 17 | 171 | 339 |
| Balance March 31, 2007 | $ 84 | $ 267 | $ 2,329 | $ 2,680 |
| Third-quarter charge to expense | — | — | 104 | 104 |
| Cash payments/write offs | (84) | (462) | (1,095) | (1,641) |
| Fourth-quarter charge to expense | — | 445 | (52) | 393 |
| Balance March 31, 2008 | $ — | $ 250 | $ 1,286 | $ 1,536 |
| Total costs incurred to date | $1,248 | $ 5,499 | $ 2,628 | $ 9,375 |

# Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2008 and 2007 and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation as of March 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) Interpretation No. 48, "Accounting for Uncertain Income Taxes - an Interpretation of SFAS Statement No. 109", on April 1, 2007.

As discussed in Note 10 to the consolidated financial statements, effective December 30, 2007 the Company changed its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method or market.

As reflected in Note 8 to the consolidated financial statements, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", as of March 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2008 expressed an unqualified opinion thereon.

*BDO Seidman, LLP*

BDO Seidman, LLP
Milwaukee, Wisconsin

June 9, 2008

# Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A, Management's Annual Report on Internal Control Over Financial Reporting of the Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2008 and 2007, and the related consolidated statements of net earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2008 and our report dated June 9, 2008 expressed an unqualified opinion on those consolidated financial statements.

BDO Seidman, LLP

BDO Seidman, LLP
Milwaukee, Wisconsin

June 9, 2008

# Shareholder Information and Quarterly Results

The Company's common stock is traded on The NASDAQ Global Stock Market. The 4.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 264 and 248 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:

| Class A: | 2008 | | 2007 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | $30.40 | $26.26 | $30.84 | $19.67 |
| Second | 27.49 | 25.89 | 27.10 | 22.73 |
| Third | 27.25 | 23.40 | 27.35 | 23.95 |
| Fourth | 24.47 | 19.25 | 27.00 | 24.21 |

| Class B: | 2008 | | 2007 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | $30.96 | $26.97 | $32.25 | $20.00 |
| Second | 28.85 | 25.79 | 28.99 | 22.66 |
| Third | 28.13 | 22.60 | 29.99 | 24.36 |
| Fourth | 25.99 | 20.50 | 26.25 | 24.00 |

## Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company's Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2003, in the Company's Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are H.J. Heinz Company, DelMonte Company, Hanover Foods, and Hain Celestial Group, Inc.

As of March 31, 2008, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments

totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

| | First | Second | Third | Fourth |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Year ended March 31, 2008:** | | | | |
| **As Restated:** | | | | |
| Net sales | $189,442 | $274,447 | $381,193 | $235,642 |
| Gross margin | 20,913 | 25,580 | 24,436 | 23,337 |
| Net earnings | 1,730 | 3,155 | 1,522 | 1,612 |
| Basic earnings per common share | 0.14 | 0.26 | 0.12 | 0.13 |
| Diluted earnings per common share | 0.14 | 0.26 | 0.12 | 0.12 |
| **As Reported:** | | | | |
| Net sales | $189,442 | $274,447 | $381,193 | $235,642 |
| Gross margin | 26,550 | 31,959 | 32,522 | 3,235 |
| Net earnings (loss) | 5,394 | 7,301 | 6,778 | (11,454) |
| Basic earnings (loss) per common share | 0.44 | 0.60 | 0.56 | (0.94) |
| Diluted earnings (loss) per common share | 0.44 | 0.60 | 0.55 | (0.94) |
| **Year ended March 31, 2007:** | | | | |
| Net sales | $148,341 | $283,324 | $391,012 | $202,176 |
| Gross margin | 20,859 | 34,226 | 37,344 | 27,217 |
| Net earnings | 3,659 | 8,523 | 11,322 | 8,563 |
| Basic earnings per common share | 0.33 | 0.65 | 0.93 | 0.70 |
| Diluted earnings per common share | 0.33 | 0.65 | 0.92 | 0.70 |

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels. Due to the dependence on the fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. For fiscal 2008, previously reported quarterly earnings were restated to reflect the estimated impact of the change to the LIFO inventory valuation method as if it had been implemented at the beginning of the year.



Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group and Peer Group

# Corporate Information

## Directors

Arthur H. Baer
President
Hudson Valley Publishing, Inc.

Andrew M. Boas
General Partner
Carl Marks Management Company, L.P.

Robert T. Brady
President and Chief Executive Officer
Moog Inc.

Susan A. Henry, Ph.D.
Dean, College of Agriculure and Life Sciences
Cornell University

G. Brymer Humphreys
State Executive Director
United States Department of Agriculture

Kraig H. Kayser
President and Chief Executive Officer

Thomas Paulson
Chief Financial Officer
Tennant Company

Susan W. Stuart
Marketing Consultant

James F. Wilson
General Partner
Carl Marks Management Company, L.P.

Arthur S. Wolcott
Chairman

## Officers

### Corporate

Arthur S. Wolcott
Chairman

Kraig H. Kayser
President and Chief Executive Officer

Paul L. Palmby
Executive Vice President and
Chief Operating Officer

Roland E. Breunig
Senior Vice President,
Chief Financial Officer and Treasurer

Carl A. Cichetti
Chief Information Officer

Cynthia L. Fohrd
Senior Vice President and
Chief Administrative Officer

John D. Exner
General Counsel and Assistant Secretary

Jeffrey L. Van Riper
Vice President, Controller and Secretary

Sarah S. Mortensen
Assistant Secretary

## Operations

Fruit
Frederick J. Baker
Vice President and General Manager

Western Vegetable Operations
Jon A. Brekken
Vice President

Technical Services & Development
Matt J. Henschler
Vice President

Accounting
Craig W. Knapp
Vice President

Procurement
Vincent J. Lammers
Vice President

Snack
James F. McClelland
Vice President and General Manager

Transportation
Gene W. Schaetten
Vice President

Warehousing
Daniel L. Janke
Vice President

Customer Service
Richard L. Waldorf
Vice President

Eastern Vegetable Operations
David W. Zentgrebe
Vice President

### Sales and Marketing Groups

Dean E. Erstad
Senior Vice President

Branded Sales
James E. Blair
Vice President

International
Barbara J. deJong
Vice President

Private Label Retail
George E. Hopkins, III
Vice President

Food Service
Stephen J. Ott
Vice President

Marketing
Bruce S. Wolcott
Vice President

## Manufacturing Plants and Warehouses

|  | Square Footage (000) | Acres |
|---|---|---|
| **Food Group** | | |
| Modesto, California | 2,123 | 114 |
| Buhl, Idaho | 489 | 141 |
| Payette, Idaho | 387 | 43 |
| Princeville, Illinois | 205 | 222 |
| Arlington, Minnesota | 264 | 541 |
| Blue Earth, Minnesota | 286 | 346 |
| Bricelyn, Minnesota | 57 | 8 |
| Glencoe, Minnesota | 630 | 783 |
| LeSueur, Minnesota | 181 | 71 |
| Montgomery, Minnesota | 549 | 1,021 |
| Rochester, Minnesota | 1,043 | 860 |
| Geneva, New York | 764 | 607 |
| Leicester, New York | 216 | 91 |
| Marion, New York | 348 | 181 |
| Dayton, Washington | 251 | 41 |
| Yakima, Washington | 119 | 8 |
| Baraboo, Wisconsin | 254 | 8 |
| Cambria, Wisconsin | 412 | 329 |
| Clyman, Wisconsin | 408 | 416 |
| Cumberland, Wisconsin | 228 | 287 |
| Gillett, Wisconsin | 303 | 105 |
| Janesville, Wisconsin | 1,093 | 291 |
| Mayville, Wisconsin | 282 | 367 |
| Oakfield, Wisconsin | 220 | 2,192 |
| Ripon, Wisconsin | 348 | 75 |
| **Non-Food Group** | | |
| Penn Yan, New York | 27 | 4 |
| Total | 11,487 | 9,152 |

# Corporate Information

## Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995. The Company wishes to take advantage of the "safe harbor" provisions of the PSLRA by cautioning that numerous important factors, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission, in the future, could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

## Shareholder Information

For investor information, including comprehensive earnings releases:
http://consumer.senecafoods.com/profile/investor/investor.cfm

## Annual Meeting

The 2008 Annual Meeting of Shareholders will be held on Thursday, August 7, 2008, beginning at 11:00 A.M. (PDT) at the Doubletree Hotel, 1150 9th Street, Modesto, California (209-526-6000). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 13, 2008.

## How To Reach Us

Seneca Foods Corporation
3736 South Main Street
Marion, New York 14505

(315) 926-8100
www.senecafoods.com
senecafoods@senecafoods.com

## Additional Information

**Annual Report and Other Investor Information**
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing to:

Roland E. Breunig
Seneca Foods Corporation
418 East Conde Street
Janesville, Wisconsin 53546
(608) 757-6000

This annual report is also available online at www.senecafoods.com

**Foundation/Contribution Requests**
Seneca Foods Foundation
Cynthia L. Fohrd
3736 South Main Street
Marion, New York 14505

(315) 926-8100
foundation@senecafoods.com

**Independent Registered Public Accounting Firm**
BDO Seidman, LLP
Milwaukee, Wisconsin

**General Counsel**
Jaeckle Fleischmann & Mugel, LLP
Buffalo, New York

**Transfer Agent and Registrar**
National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44101-4301
(800) 622-6757
(216) 257-8508 fax
www.NationalCity.com/ShareholderServices
shareholder.inquiries@nationalcity.com

**Corporate Governance**
http://consumer.senecafoods.com/profile/governance/governance.cfm

**Code of Business Ethics**
http://consumer.senecafoods.com/profile/governance/ethics.pdf
Hotline (800) 213-9185

